UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*


Truett-Hurst, Inc.
(Name of Issuer)

Class A Common stock
(Title of Class of Securities)

897871109
(CUSIP Number)

Spencer Grimes
Twinleaf Management, LLC
131 Brookwood Lane,
New Canaan, CT 06840
(203) 594-1441
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 5, 2017
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule
13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 897871109	SCHEDULE 13D (Amendment No. 1)

1	Names of Reporting Persons

	Twinleaf Management, LLC

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding is Required
	Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization  Connecticut, USA

7	Sole Voting Power		0

8	Shared Voting Power		421,084

9	Sole Dispositive Power		0

10	Shared Dispositive Power	421,084

11	Aggregate Amount Beneficially Owned by each Reporting
Person
	421,084 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (see instructions)       [ ]

13	Percent of Class Represented by Amount in Row (11)

	9.78%

14	Type of Reporting Person (See Instructions)

	IA

As of January 5, 2017 Twinleaf Management, LLC is the beneficial owner of 421,084 shares of Class A Common Stock of Truett-Hurst, Inc. The shares are allocated across nine (9) discretionary client accounts
(the "Client Accounts"). Such clients (the "Clients") have the right to recieve or the power to direct the reciept of dividends from, or the proceeds from the sale of, such securities. No Client contains an interest relating to more than five percent (5%) of the class of securities.


1	Names of Reporting Persons

	Spencer Grimes, Managing Member of Twinleaf Management, LLC

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY


4	Source of Funds (See Instructions) OO


5	Check if Disclosure of Legal Proceeding is Required
	Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization  USA

7	Sole Voting Power		0

8	Shared Voting Power		421,084*

9	Sole Dispositive Power		0

10	Shared Dispositive Power	421,084*

11	Aggregate Amount Beneficially Owned by each Reporting
Person
	421,084 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (see instructions)       [ ]

13	Percent of Class Represented by Amount in Row (11)

	9.78%

14	Type of Reporting Person (See Instructions)

	IN/HC

* As of January 5, 2017 Twinleaf Management, LLC is the beneficial owner of 421,084 shares of Class A Common Stock of Truett Hurst, Inc. The shares are allocated across nine (9) discretionary client accounts
(the "Client Accounts"). The Clients have the right to recieve or the power to direct the reciept of dividends from, or the proceeds from the sale of, such securities. No Client contains an interest relating to more than five percent (5%) of the class of securities. Spencer Grimes is the Managing
Member of Twinleaf Management, LLC and as a result posesses the power to vote and dispose or direct the disposition of all the shares referred to above, thus may be deemed to beneficially own a total of 421,084 shares of Class A Common Stock.


CUSIP No. 897871109	SCHEDULE 13D (Amendment No. 1)

This Amendment No. 1 (the "Amendment") amends the Schedule 13D dated
December 6, 2016 of Twinleaf Management, LLC, a Connecticut limited liability company and its managing member Spencer Grimes, a United States citizen (collectively, the "Reporting Persons") relating to the Class A common stock of Truett-Hurst, Inc., a Delaware corporation (the "Issuer"), as follows (unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Schedule 13D dated
December 6, 2016):

Item 3.		Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraph at the end thereof:

Between December 7, 2016 and January 5, 2017, the Reporting Persons, on behalf of the Clients, for which Twinleaf Management, LLC serves as investment advisor, acquired 35,081 shares of Class A common stock.
The aggregate purchase price was $62,897.60, and was paid using Client capital. The number of shares purchased on each day and the price for such shares are set forth in Item 5.

Item 5.		Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based on 4,306,609 shares of Class A Common Stock outstanding as of January 5, 2017, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on September 30, 2016. As of the close of business on the date hereof, Twinleaf Management, LLC, as the investment advisor to nine (9) discretionary client accounts, may be deemed to beneficially own the 421,084 shares of Class A Common Stock allocated across the Client Accounts. Spencer Grimes, as the Managing Member of Twinleaf Management, LLC, may be deemed to beneficially own the 421,084 shares of Class A Common Stock allocated across the Client Accounts.

(b) The Reporting Persons possess the shared power to vote and to direct the disposition of the securities held by the Reporting Persons.

(c) The Reporting Persons conducted the following transactions in the past sixty (60) days. All of the following transactions were conducted on the open market and effectuated by Twinleaf Management, LLC for the benefit of the Client Accounts:

11/01/16	800 shares @ 1.69/share
11/11/16	200 shares @ 1.789/share
11/14/16	9,800 shares @ 1.5997/share
11/15/16	25,000 shares @ 1.58/share
11/16/16	21,800 shares @ 1.71/share
11/17/16	15,600 shares @ 1.8/share
11/18/16	38,120 shares @ 1.87/share
11/21/16	24,600 shares @ 1.8422/share
11/23/16	4,100 shares @ 1.8663/share
11/30/16	1,500 shares @ 1.698/share
12/01/16	500 shares @ 1.739/share
12/07/16	500 shares @ 1.723/share
12/08/16	8000 shares @ 1.755/share
12/09/16	1600 shares @ 1.685/share
12/12/16	873 shares @ 1.64/share
12/13/16	4550 shares @ 1.847/share
12/15/15	1191 shares @ 1.868/share
12/20/16	4200 shares @ 1.899/share
12/23/16	100 shares @ 1.799/share
12/27/16	1000 shares @ 1.746/share
12/28/16	3000 shares @ 1.733/share
12/29/16	300 shares @ 1.73/share
12/30/16	916 shares @ 1.723/share
01/03/17	1064 shares @ 1.849/share
01/04/17	1360 shares @ 1.80/share
01/05/17	6427 shares @ 1.809/share

(d) The Client Accounts of Twinleaf Management, LLC have the right to recieve or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares. No such client owns more than five percent (5%) of the Class A Common stock nor any other class of stock of the Issuer.

(e) Not Applicable

Item 6.		Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following paragraph at the beginning thereof:

On January 5, 2017, the Reporting Persons entered into a
Joint Filing Agreement II in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on the Amendment with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit B and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Item 7 is hereby amended by adding the following at the end thereof:

Exhibit B	Joint Filing Agreement II, dated January 5, 2017.


                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                January 5, 2017

                                TWINLEAF MANAGEMENT, LLC

                                /s/ Spencer Grimes
                                ------------------------------------------
                                Spencer Grimes
				Managing Member, Twinleaf Management, LLC



                                SPENCER GRIMES

                                /s/ Spencer Grimes
                                ------------------------------------------


EXHIBIT B

             JOINT FILING AGREEMENT II

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Class A Common Stock of Truett Hurst, Inc., a Delaware corporation. This Joint Filing
Agreement shall be filed as an Exhibit to such Statement.



                                January 5, 2017


                                TWINLEAF MANAGEMENT, LLC

                                /s/ Spencer Grimes
                                ------------------------------------------

                                Spencer Grimes
                                Managing Member, Twinleaf Management, LLC


                                SPENCER GRIMES

                                /s/ Spencer Grimes
                                ------------------------------------------



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)